Exhibit 99.3

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	June 17, 2015 at 6.40 p.m.

Notification according to Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (the “Company” or “Biotie”) has today received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act from Seth Klarman on behalf of himself, SAK Corporation and The Baupost Group, L.L.C concerning changes in share ownership and an arrangement which, if realized, would result in changes in share ownership.

The Company previously announced on June 12, 2015 that it had received a notification regarding possible changes in holdings from Seth Klarman on behalf of himself and the above mentioned entities.

According to the previous notification, assuming the completion of the Company's U.S. public offering the full conversion of the convertible promissory notes (the "Convertible Notes") and the full exercise of other equity-based instruments (the "Warrants") issued pursuant to the subscription agreement entered into between Biotie and certain investors, the combined holding of shares and votes of certain entities controlled by Seth Klarman in the form of ordinary shares or American Depositary Shares ("ADSs") would exceed 10 per cent.

According to the notification received today by the Company, Seth Klarman is the sole owner of SAK Corporation, the manager and controlling entity of The Baupost Group, L.L.C., which is the managing general partner of (i) Baupost Limited Partnership 1983 A-1 (being the parent entity of Baupost Private Investments A-1, L.L.C), (ii) Baupost Limited Partnership 1983 B-1 (being the parent entity of Baupost Private Investments B-1, L.L.C.), (iii) Baupost Limited Partnership 1983 C-1 (being the parent entity of Baupost Private Investments C-1, L.L.C), (iv) Baupost Value Partners, L.P.-II (being the parent entity of Baupost Private Investments BVII-1, L.L.C), (v) HB Institutional Limited Partnership (being the parent entity of Baupost Private Investments H-1, L.L.C.), (vi) PB Institutional Limited Partnership (being the parent entity of Baupost Private Investments P-1, L.L.C.), (vii) YB Institutional Limited Partnership (being the parent entity of Baupost Private Investments Y-1, L.L.C.), (viii) Baupost Value Partners, L.P.-I (being the parent entity of Baupost Private Investments BVI-1, L.L.C), (ix) Baupost Value Partners, L.P.-III (being the parent entity of Baupost Private Investments BVIII-1, L.L.C.) and (x) Baupost Value Partners, L.P.-IV (being the parent entity of Baupost Private Investments BVIV-1, L.L.C).

According to the notification, the current shareholding of entities listed in Annex 1 through ordinary shares and ADSs in the Company is as described below:

	Number of shares and voting rights	(%) of shares and voting rights (calculated by the Company based on the current number of shares)
Shares and voting rights currently held	100,126,996	10.21

The notification further refers to the Warrants, which are described in more detail in the stock exchange release issued by the Company on April 23, 2015. The subscription of shares based on the Warrants is conditional, among other things, on the Warrant holder's decision to subscribe for shares and the occurrence of certain events. To this extent, the notification concerns an arrangement that, if realized, would result in the below described changes in share ownership.

According to the notification, the exercise in full of the Warrants would result in shareholdings in the Company of the entities listed in Annex 1 as described below:

	Number of shares and voting rights	(%) of shares and voting rights
Shares and voting rights currently held	100,126,996	8.60
Shares that may be subscribed based on Warrants	30,555,556	2.62
TOTAL	130,682,552	11.23

According to the notification, the total number of shares and votes used above is 1,164,185,269, which has been calculated as (a) the current total number of shares and votes as published by the Company in accordance with Chapter 8, Section 6 of the Securities Markets Act (980,851,935 shares and votes), added with (b) the total number of shares and votes following full conversion of the Warrants (183,333,334 shares and votes), assuming no other new shares are issued by the Company.

On the date of this release, the number of shares in Biotie Therapies Corp. amounts to 980,851,935, of which 2,605,691 shares are held by the Company and its subsidiaries.

In Turku, June 17, 2015

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

David Cook, CFO
Tel. +358 2 2748 900, e-mail: david.cook@biotie.com

DISTRIBUTION:

NASDAQ OMX Helsinki Ltd
Main Media
www.biotie.com

ANNEX 1: INDIRECT HOLDINGS OF SHARES AND VOTING RIGHTS

Name of shareholder and reason for indirect holding (e.g. controlled undertaking or transfer of voting rights)	Shares		Voting rights
	Number	%	Number	%
Baupost Private Investments A-1, L.L.C. (indirectly controlled by Seth Klarman)	12,909,938	1.11	12,909,938	1.11
Baupost Private Investments B-1, L.L.C. (indirectly controlled by Seth Klarman)	5,107,044	0.44	5,107,044	0.44
Baupost Private Investments C-1, L.L.C. (indirectly controlled by Seth Klarman)	29,180,352	2.51	29,180,352	2.51
Baupost Private Investments H-1, L.L.C. (indirectly controlled by Seth Klarman)	9,237,436	0.79	9,237,436	0.79
Baupost Private Investments P-1, L.L.C. (indirectly controlled by Seth Klarman)	4,744,094	0.41	4,744,094	0.41
Baupost Private Investments Y-1, L.L.C. (indirectly controlled by Seth Klarman)	3,348,604	0.29	3,348,604	0.29
Baupost Private Investments BVI-1, L.L.C. (indirectly controlled by Seth Klarman)	8,141,862	0.70	8,141,862	0.70
Baupost Private Investments BVII-1, L.L.C. (indirectly controlled by Seth Klarman)	10,204,938	0.88	10,204,938	0.88
Baupost Private Investments BVIII-1, L.L.C. (indirectly controlled by Seth Klarman)	4,063,116	0.35	4,063,116	0.35
Baupost Private Investments BVIV-1, L.L.C. (indirectly controlled by Seth Klarman)	43,745,168	3.76	43,745,168	3.76
TOTAL	130,682,552	11.23	130,682,552	11.23